United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

Warren E. Buffett
Berkshire Hathaway Inc.
3555 Farnam St.
Omaha, NE 68131

April 16, 2014

Dear Warren,

Over the years your conviction and passion for corporate diligence and responsibility has echoed through the American consciousness. Like Jiminy Cricket you sit on our shoulders reminding us to do what is right. Work hard, be fair, save for our future, stand up for what is right, and think like an owner. Now the United States and investors are at a crossroads. People of all political persuasions recognize the enormous disparity in financial wealth between the vast majority of Americans and the very top ranks of the corporate elite.

Millions of investors depend upon Coca-Cola as a staple in their financial security planning. Some invest directly in Coca-Cola, others invest in index or actively managed equity funds, and some invest indirectly through the investment vehicle most near and dear to your heart, Berkshire Hathaway. Whether in the initial formative years of saving, in the midst of their careers or in the payout period of a well-deserved retirement, there are millions of people who worked hard for their money and believed the promise that their money would work hard for them.

Later this month at the company’s annual meeting, shareholders will vote to determine whether they will transfer a meaningful portion of Coca-Cola’s intrinsic value from the shareholders to the top five percent of the company’s employees. The proposed equity plan, when combined with existing plans, could dilute all Coca-Cola shareholders by taking up to 16.6% of the value of each share, worth $6.67 per Coca-Cola share at last night’s closing price of $40.18, and handing it to the top 5% of Coke management. If Coke uses the share repurchase program to offset the issuance of these shares as they have done in recent years, shareholders will be further damaged. The company may have to divert approximately $2 billion per year (one-quarter of its free cash flow) from productive uses to offsetting dilution. To a business with a 27% return on equity, the opportunity cost of spending $2 billion per year to offset dilution is enormous.

As you stated in your 2013 letter to Berkshire shareholders,

Meanwhile, stock repurchases at Coca-Cola and American Express raised our percentage ownership. Our equity in Coca-Cola grew from 8.9% to 9.1%...And, if you think tenths of a percent aren’t important, ponder this math: For the four companies in aggregate, each increase of one-tenth of a percent in our share of their equity raises Berkshire’s share of their annual earnings by $50 million.

Coca-Cola repurchased 121 million shares in 2013, but turned around and issued 54 million shares and options to management, reducing the share count by only 67 million shares. Now realize that if Coca-Cola hadn’t issued those 54 million shares to executives, Berkshire’s ownership of Coca-Cola would now be 9.2% instead of 9.1% and Berkshire’s share of Coca-Cola’s earnings would be $10 million larger. We agree with you - one tenth of a percent IS a big deal to Berkshire! With the proposed 2014 Equity Plan potentially issuing more shares in fewer years than previous equity compensation plans, this dilution headwind to Berkshire and all Coca-Cola shareholders will likely only grow worse.

In the 52 years you have been Chairman and CEO, you have not implemented such a dilutive compensation plan at Berkshire Hathaway, and it is unthinkable that you ever will. We do not believe it would be consistent with Berkshire’s long ingrained culture to support such a plan at any of your equity holdings, much less one worth nearly $16 billion. If the proposed 2014 Coca Cola Equity Plan were to be approved by its shareholders, the implication for investment returns in our country may be devastating.

We believe that approval of the proposed Coca-Cola plan will harm the returns of all Coca-Cola shareholders, including Berkshire. If the proposed plan becomes the model for subsidiaries within Berkshire, the financial returns for all Berkshire shareholders would be dramatically diminished. Similar plans implemented by more companies in the S&P 500 Index could starve index fund owners of their expected returns. Investors who vote for these excessively dilutive plans risk becoming enablers in the spiral of ever-higher executive pay.

With enough shares remaining under existing plans to function well for another year, Coca-Cola does not need a new plan at this time. Coca-Cola’s board of directors should take the time to rethink and refine the proposed equity plan in a manner that will be fair and reasonable from the perspective of both shareholders and employees.

We believe that Coca-Cola’s proposed 2014 Equity Plan is bad for Berkshire Hathaway, bad for Coca-Cola, and bad for the investment outlook for U.S. companies. This is a moment in time when America again looks to you to continue to stand up for what is best for our corporations and our country, just as you have talked about and done for decades. Coca-Cola and Berkshire shareholders, and in reality all of America, are counting on you to demand that shareholders be treated as partners instead of piggy banks. This is an opportunity to champion the true owners of American businesses – the shareholders.

Regards,

David J. Winters, CEO

Wintergreen Advisers, LLC

973-263-4500

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS LETTER INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA ARE RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. MANY OF THE STATEMENTS IN THIS LETTER REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF THE COCA-COLA COMPANY MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING THE COCA-COLA COMPANY AND ITS PROSPECTS BASED ON SUCH INVESTORS’ OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN